SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of October 2015

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

Investor relations contact

Vania Fueyo Zarain

vfueyo@homex.com.mx

NOTICE WITH INFORMATIVE PURPOSES TO THE SHAREHOLDERS AND RECOGNIZED COMMON CREDITORS

Culiacán, Sinaloa, October 29th, 2015 – Desarrolladora Homex, S.A.B. de C.V. (“Homex” or the “Company”) confirms that the number of shares listed according to the execution of its re-structuring plan total 874’919,447 shares,  from which (i) 33’586,955 shares are representative of its minimum fixed capital and include 22,950 shares from its stock repurchase program resolved by the Annual General Shareholders meeting celebrated on March 10, 2008; (ii) 302’282,595 correspond to the shares duly subscribed, paid and duly deposited in the S.D. INDEVAL and listed on the Mexican Stock Exchange that were issued with the purpose of being delivered to Homex and subsidiaries’ common creditors (or its assignees or beneficiaries) recognized in the Concurso Mercantil process as partial payment of the capitalized balance of their common credits, precisely in terms and in full compliance with that provided for in the respective Concurso agreements, executed on June 19, 2015 by and among Homex and its subsidiaries with the majority of its recognized creditors, same which were duly approved according to the Judgment dated July 3, 2015 issued by the First District Court with seat in Culiacan, Sinaloa (“Concurso Agreements”); (iii) 414’653,767 shares, correspond to the shares that are duly subscribed , paid and duly deposited in the S.D. INDEVAL and listed in the Mexican Stock Exchange, to be used to establish an incentive plan for the Management team of Homex and its subsidiaries, to be implemented by its Board of Directors, precisely in compliance with that provided for the Concurso Agreements and that resolved by the Meeting, deposited in the trust number CIB/2302, and (iv) lastly, 124’396,130 shares that are duly subscribed, paid and duly deposited in S.D. INDEVAL and listed in the Mexican Stock Exchange, issued with the purpose of establishing the mechanisms of certain option plan for Homex’s Common Creditors, as provided for, and due to the implementation of the Concurso Agreements, in the understanding that the exercise of the options and the consequent distribution of the shares representing Homex’s capital stock, by the holders of the above described options, shall be made according to the Option Plan for Common Creditors and the terms and conditions provided for in Trust No. CIB/2301.

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a vertically integrated, home-development company focused on affordable entry-level and middle-income housing in Mexico.

Desarrolladora Homex, S.A.B. de C.V. public reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: October 30, 2015	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer